Form 10-K, Exhibit 13
period 1993-12-31
WHITMAN CORP
filed 1994-03-23
CIK 49573

EXHIBIT 13
             Whitman Corporation 1993 Annual Report to Shareholders

                              FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
Whitman Corporation and Subsidiaries

For the years ended December 31
  (in millions)                              1993      1992      1991
                                           --------  --------   -------
Sales and revenues                         $2,529.7  $2,388.0  $2,393.3
Cost of goods sold                          1,625.0   1,545.6   1,555.4
                                           --------  --------  --------
  Gross profit                                904.7     842.4     837.9
Selling, general and administrative expenses  582.3     550.7     548.4
Amortization expense                           17.1      17.3      17.7
                                           --------  --------  --------
  Operating income                            305.3     274.4     271.8
Interest expense                              (96.2)    (97.7)   (128.6)
Interest income                                12.8       9.0      14.4
Other income (expense), net                    (9.7)    (15.1)      4.1
                                           --------  --------  --------
  Income before income taxes                  212.2     170.6     161.7
Income tax provision                           90.7      68.5      70.3
                                           --------  --------  --------
Income from continuing operations before
  minority interest                           121.5     102.1      91.4
Minority interest                              15.1      10.0      11.0
                                           --------  --------  --------
Income from continuing operations             106.4      92.1      80.4
Income from discontinued operations after
  taxes (Note 2)                                --        --       17.2
Loss from dispositions of discontinued
  operations after taxes (Note 2)               --      (32.3)      --
Extraordinary loss on early debt retirement
  after taxes (Note 4)                         (4.2)      --        --
Cumulative effect of change in accounting
  principle after taxes (Note 5)              (24.0)      --        --
                                           --------  --------  --------
Net income                                 $   78.2  $   59.8  $   97.6
                                           ========  ========  ========
Average number of common shares outstanding   107.5     107.2     105.9
                                           ========  ========  ========
Income (loss) per common share (in dollars):
Continuing operations                      $   0.99  $   0.86  $   0.76
Discontinued operations                          --     (0.30)     0.16
Extraordinary loss on early debt retirement   (0.04)       --        --
Cumulative effect of change in accounting
  principle                                   (0.22)       --        --
                                           --------  --------  --------
Net income                                 $   0.73  $   0.56  $   0.92
                                           ========  ========  ========
Cash dividends per common share            $  0.290  $  0.255  $  0.445
                                           ========  ========  ========

The following notes are an integral part of these statements.
- ---------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
Whitman Corporation and Subsidiaries


As of December 31 (in millions)                           1993      1992
                                                        --------  --------
Assets:
Current assets:
  Cash and cash equivalents                            $   93.0  $  132.5
  Receivables - net of allowance for doubtful accounts
    of $7.8 million in 1993 and $7.1 million in 1992      324.1     280.9
  Inventories:
    Raw materials and supplies                             67.6      73.3
    Work in process                                        39.5      37.6
    Finished goods                                        115.6     104.7
                                                       --------  --------
      Total inventories                                   222.7     215.6
  Other current assets                                     51.4      41.8
                                                       --------  --------
    Total current assets                                  691.2     670.8

Investments                                               238.5     210.9

Property (at cost):
  Land                                                     59.9      58.8
  Buildings and improvements                              298.1     291.2
  Machinery and equipment                                 748.9     706.3
                                                       --------  --------
    Total property                                      1,106.9   1,056.3
  Accumulated depreciation and amortization              (534.1)   (480.2)
                                                       --------  --------
    Net property                                          572.8     576.1
Intangible assets, net of accumulated amortization
  of $106.7 million in 1993 and $90.4 million in 1992     525.9     543.9
Other assets                                               74.8      61.1
                                                       --------  --------
    Total assets                                       $2,103.2  $2,062.8
                                                       ========  ========

The following notes are an integral part of these statements.
- ---------------------------------------------------------------------------

Whitman Corporation and Subsidiaries

As of December 31 (in millions)                           1993      1992
                                                        --------  --------
Liabilities and shareholders' equity:
Current liabilities:
  Short-term debt, including current maturities of
    long-term debt                                     $   90.0  $  108.7
  Accounts and dividends payable                          232.9     211.1
  Income taxes payable                                     10.7      14.7
  Accrued expenses:
    Salaries and wages                                     39.0      34.4
    Interest                                               22.8      21.2

    Other expenses                                         77.3      92.4
                                                       --------  --------
      Total current liabilities                           472.7     482.5

Long-term debt                                            749.3     791.8
Deferred income taxes                                      66.6      69.7
Other liabilities                                         124.7      79.2
Minority interest                                         172.9     161.1
Shareholders' equity:
  Common stock (no par, 250.0 million shares authorized;
  107.1 million outstanding at December 31, 1993 and
  December 31, 1992)                                      404.4     403.4
  Retained income                                         172.4     126.3
  Cumulative translation adjustment                       (52.3)    (45.4)
  Treasury common stock                                    (7.5)     (5.8)
                                                       --------  --------
    Total shareholders' equity                            517.0     478.5
                                                       --------  --------
    Total liabilities and shareholders' equity         $2,103.2  $2,062.8
                                                       ========  ========

The following notes are an integral part of these statements.
- ---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Whitman Corporation and Subsidiaries


For the years ended December 31
  (in millions)                               1993      1992      1991
                                            --------  --------  --------
Cash flows from operating activities:
Income from continuing operations          $   106.4 $    92.1 $    80.4
Adjustments to reconcile to net cash
  provided by operating activities:
  Depreciation and amortization                 95.5      93.5      86.6
  Other                                         24.0      23.3      12.3
  Changes in assets and liabilities, net
  of acquisitions and dispositions:
    (Increase) decrease in receivables         (43.2)     16.8       4.5
    (Increase) decrease in inventories          (7.1)      3.7       2.2
    Increase (decrease) in payables             21.8       4.0     (13.4)
    Increase (decrease) in accrued interest      1.6      (3.6)    (25.6)
    Net change in other assets and liabilities  14.3     (22.8)    (41.2)
                                            --------  --------  --------

  Net cash provided by continuing operations   213.3     207.0     105.8
                                            --------  --------  --------
  Net cash provided by (used in) discontinued
  operations                                   (29.8)    (12.2)     59.1
                                            --------  --------  --------
    Net cash provided by operating activities  183.5     194.8     164.9
                                            --------  --------  --------
Cash flows from investing activities:
Capital investments                            (88.7)    (79.2)    (79.2)
Proceeds from sales of property                 14.3      12.0      22.9
Decrease (increase) in other investments       (31.0)     48.4      44.2
Decrease in short-term investments               --        --       29.2
Proceeds from disposition of businesses          --        --      599.6
                                            --------  --------  --------
  Net cash provided by (used in) investing
  activities                                  (105.4)    (18.8)    616.7
                                            --------  --------  --------
Cash flows from financing activities:
Net borrowings from (repayment of) bank
  lines of credit and commercial paper          83.6       --     (384.0)
Proceeds from issuance of long-term debt       263.3      38.0       3.5
Repayment of long-term debt                   (430.8)   (159.1)   (310.4)
Net increase (decrease) in current debt          --       (2.2)      2.2
Issuance of common stock                         2.2       3.6       9.8
Treasury stock purchases                        (3.9)      --        --
Common dividends                               (31.1)    (27.3)    (46.6)
                                            --------  --------  --------
  Net cash used in financing activities       (116.7)   (147.0)   (725.5)
                                            --------  --------  --------
Effects of exchange rate changes on cash
  and cash equivalents                          (0.9)     (1.6)     (1.8)
                                            --------  --------  --------
Change in cash and cash equivalents            (39.5)     27.4      54.3
Cash and cash equivalents at beginning
  of year                                      132.5     105.1      50.8
                                            --------  --------  --------
Cash and cash equivalents at end of year   $    93.0 $   132.5 $   105.1
                                            ========  ========  ========

The following notes are an integral part of these statements.
- ---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Whitman Corporation and Subsidiaries

For the years ended              Convertible First      Note
December 31, 1993,                Preferred Stock    Receivable      Common Stock                  Cumulative   Treasury Stock
1992 and 1991 (dollars         --------------------     from    ---------------------- Retained   Translation -------------------
in millions)                     Shares    Amount       ESOP      Shares      Amount    Income    Adjustments Shares      Amount
                                --------- ---------   ---------  ---------   --------- --------   -------------------    --------
Balance, January 1, 1991        1,085,625   $ 496.7   $(450.7)  104,227,287   $ 341.7   $ 557.6   $ (52.2)  (1,254,112)  $ (39.1)
                               ----------   -------   -------   -----------   -------   -------   -------    ---------   -------
Net income                                                                                 97.6
Preferred stock redemptions         (7,841)    (3.6)                             (2.3)                         191,439       5.9
Termination of ESOP             (1,077,784)  (493.1)    450.7     3,098,324      79.2
Stock option plans                                                                                             277,287       8.4
Other changes, net                                                              (10.9)                         296,434      11.1
Translation adjustments                                                                              (7.1)
Dividends declared on common
 stock                                                                                    (46.6)
Dividends declared-Pet Inc.
 stock                                                                                   (514.8)     33.4
                               ----------   -------   -------   -----------   -------   -------   -------    ---------   -------
Balance, December 31, 1991           --        --        --     107,325,611     407.7      93.8     (25.9)    (488,952)    (13.7)
                               ----------   -------   -------   -----------   -------   -------   -------    ---------   -------
Net income                                                                                 59.8
Stock option plans                                                                                              82,259       2.6
Other changes, net                                                               (4.3)                         189,730       5.3
Translation adjustments                                                                             (19.5)
Dividends declared on common
 stock                                                                                    (27.3)
                               ----------   -------   -------   -----------   -------   -------   -------    ---------   -------
Balance, December 31, 1992           --        --        --     107,325,611     403.4     126.3     (45.4)    (216,963)     (5.8)
                               ----------   -------   -------   -----------   -------   -------   -------    ---------   -------
Net income                                                                                 78.2
Treasury stock purchases                                                                                      (282,084)     (3.9)
Stock option plans                                                  184,947       1.0      (1.0)                79,805       2.2
Translation adjustments                                                                              (6.9)
Dividends declared on common stock                                                        (31.1)
                               ----------   -------   -------   -----------   -------   -------   -------    ---------   -------
Balance, December 31, 1993           --     $  --     $  --     107,510,558   $ 404.4   $ 172.4   $ (52.3)    (419,242)  $  (7.5)
                               ==========   =======   =======   ===========   =======   =======   =======    =========   =======

The following notes are an integral part of these statements.
- ------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Whitman Corporation and Subsidiaries

1. Significant Accounting Policies
- ----------------------------------

   Principles of consolidation. The consolidated financial statements include the accounts of Whitman Corporation and all of its significant subsidiaries (the Company).

   Cash and cash equivalents. Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less.

     Inventories. Inventories are valued at the lower of cost (principally determined on the first-in, first-out or average methods) or net realizable value.

     Investments. Investments consist primarily of long-term floating-rate notes and government securities (carried at cost which approximates market), real estate held for sale (carried at cost), investments in 20 to 50 percent-owned companies (accounted for on the equity method) and other miscellaneous investments.

     Property. Depreciation is computed on the straight-line method and includes depreciation for properties under capital leases. When property is sold or retired, cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in income. Expenditures for maintenance and repairs are expensed as incurred. The approximate ranges of annual depreciation rates for major property classifications are as follows:

  Buildings                                   2% -  5%
  Machinery and equipment                     5% - 33%

     Intangible assets. Intangible assets consist of the excess of cost over fair market value of tangible assets acquired, reflecting premiums paid for consumer franchises, brand names, trademarks, patents, distribution systems, manufacturing know-how and other intangible assets. Such premiums are being amortized on straight-line bases over periods not exceeding 40 years.

     Postretirement expenses. The Company adopted Statement on Financial Accounting Standards No. 106 "Postretirement Benefits Other Than Pensions" as of January 1, 1993. The cumulative effect of this change in accounting principle is reflected as a separate item on the accompanying income statement. Pension costs are funded in amounts not less than minimum levels required by regulation.

     Income taxes. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of January 1, 1993.

     Income per common share. Income per common share is based upon the weighted average number of common and common equivalent shares outstanding, assuming the exercise of stock options where dilutive.

     Interest rate and currency swaps. The Company enters into a variety of interest rate and currency swaps in its management of interest rate and foreign currency exposures. The differential to be paid or received is accrued as interest rates change and is recognized over the lives of the agreements. Realized and unrealized gains and losses on foreign currency transactions are recognized currently in other income (expense), net.

- --------------------------------------------------------------------------

2. Discontinued Operations
- --------------------------

     In September, 1990, the Company decided to distribute the common stock of its Pet Incorporated subsidiary (Pet) to the shareholders of Whitman Corporation. This spinoff was completed on April 1, 1991. The 1991 income from discontinued operations for Pet was net of income tax expenses of $23.4 million. Revenues from the discontinued Pet operations amounted to $472.9 million in 1991.

    In the third quarter of 1993, the Company settled a lawsuit filed by the Middleby Corporation against the Company's Hussmann subsidiary for
$19.5 million in cash and certain other concessions. The suit related to the 1989 sale of Hussmann's foodservice equipment operations. Provision for the lawsuit and related expenses (after taxes), along with additional income taxes and other expenses associated with previously discontinued operations were reflected in the third quarter of 1992 as part of discontinued operations.
- --------------------------------------------------------------------------

3. Provision for Income Taxes
- -----------------------------

     The income tax provision consisted of:

(in millions)                                1993      1992      1991
                                           --------   -------   -------
Current:
  Federal                                  $  63.1   $  51.9   $  37.9
  Foreign                                     14.0      13.3       9.9
  State and local                             10.6       8.9       8.0
                                           --------  --------  --------
      Total current                           87.7      74.1      55.8
                                           --------  --------  --------
Deferred:
  Federal                                      3.2      (4.6)     12.2
  Foreign                                      1.4      (1.4)      0.4
  State and local                             (1.6)      0.4       1.9
                                           --------  --------  --------
      Total deferred                           3.0      (5.6)     14.5
                                           --------  --------  --------
Income tax provision                       $  90.7   $  68.5   $  70.3
                                           ========  ========  ========

     The items which gave rise to differences between the income tax provision in the income statements and the income tax computed at the United States statutory rate are summarized below:


(dollars in millions)            1993           1992           1991
                             -------------  ------------   ------------
                             Amt.     %     Amt.     %     Amt.     %
                            ------ ------  ------ ------  ------ ------
Income tax expense computed
 at statutory rate         $ 74.3   35.0  $ 58.0   34.0  $ 55.0   34.0
State income taxes, net
 of federal income tax
 benefit                      5.9    2.8     6.1    3.6     6.5    4.0
Higher foreign effective
 tax rates                    5.2    2.4     4.1    2.4     2.0    1.3
Purchase accounting
 amortization                 4.7    2.2     4.5    2.6     4.5    2.8
Other items, net              0.6    0.3    (4.2)  (2.4)    2.3    1.4
                           ------   ----- ------   ----- ------   -----
Income tax provision       $ 90.7   42.7  $ 68.5   40.2  $ 70.3   43.5
                           ======   ===== ======   ===== ======   =====


     Pretax income from foreign operations amounted to $30.7 million, $25.4 million, and $26.5 million in 1993, 1992 and 1991, respectively. U.S. income taxes have not been provided on the undistributed income ($72.4 million) of the Company's foreign subsidiaries which currently is not intended to be remitted to the U.S.

   The deferred income tax (benefit) resulted from:

(in millions)                                1993      1992      1991
                                            ------    ------    ------
Restructuring charge                       $   0.9   $   5.4   $  16.2
Depreciation                                  (3.3)     (1.8)     (1.3)
Realized translation gains                      --      (4.6)       --
Pension accruals                               0.1       1.1       1.4
Other items                                    5.3      (5.7)     (1.8)
                                           -------   -------   -------
Deferred income tax provision (benefit)    $   3.0   $  (5.6)  $  14.5
                                           =======   =======   =======

    Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilties for financial reporting purposes and such amounts as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and liabilities at December 31, consisted of:

(in millions)                                      1993      1992
                                                  ------    ------
Deferred tax assets:
Provision for closed and sold businesses           $ 27.0    $ 35.3
Lease transactions                                   20.8      21.7
Self-insurance provisions                            19.3      18.6
Postretirement benefit accrual                       12.2      --
Other                                                36.8      34.2
                                                   ------    ------
    Total deferred tax assets                       116.1     109.8
Deferred tax liabilities:
Property, plant and equipment                        70.8      75.6
Deferred gains                                       52.3      50.0
Other                                                35.5      34.0
                                                   ------    ------
    Total deferred tax liabilities                  158.6     159.6
                                                   ------    ------
    Net deferred tax liability                     $ 42.5    $ 49.8
                                                   ======    ======
Net deferred tax liability (asset) included in:
    "Other current assets"                         $(24.1)   $(19.9)
    "Deferred income taxes"                          66.6      69.7
                                                   ------    ------
    Net deferred tax liability                     $ 42.5    $ 49.8
                                                   ======    ======

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement No. 109 superseded existing accounting standards for income taxes, including Statement No. 96 which the Company adopted in 1988. Adoption of Statement No. 109 did not result in any cumulative adjustment and did not have any significant effect on the Company's financial statements or results of operations. The increase in Federal income tax rates in 1993 did not have a significant effect on the deferred tax balances.

    The Internal Revenue Service (IRS) has examined the Company's Federal income tax returns through 1987. The IRS has proposed adjustments for the year 1987 which would substantially increase the Company's tax liability.
The Company is strongly contesting the proposed adjustments, and management believes that the ultimate determination of these matters will not have any material adverse effect on either the Company's financial position or its results of operations.
- ---------------------------------------------------------------------------

4. Debt
- -------

     Debt at December 31 consisted of the following:

(in millions)                                             1993      1992
                                                         ------    ------
Whitman Corporation:
- -------------------
Loans and notes due 1994 through 2005, effective
  rates 3.6% to 12.5%                                   $ 516.4   $ 324.9
Swiss franc bonds and notes due 1994 and 1995,
  exchanged for U.S. dollar liabilities, effective
  rates 12.1% to 12.4%                                     96.7     197.6
Bank loans and commercial paper due 1994,
  effective rates 3.5% to 3.7%                             83.6       --
Canadian notes due 1995, exchanged for U.S. dollar
  liabilities at 12.2%                                     38.1      38.1
Equipment notes due 1994 through 1996, 10.97% to
  13.25%
                                                           15.4      25.2
Whitman Finance Corporation, N.V.:
- ---------------------------------
Sinking fund zero coupon bonds due 1994, 14.25%            54.8      48.0
Retractable notes due 1994, 5.8%                            5.3      48.5
Split currency bonds due 1993 and 1997, effective
  rates 11.4% and 12.6%
                                                            --      185.4
Other Subsidiaries:
- ------------------
Obligations under capital leases                           19.4      20.6
Industrial development bonds due 1994 to 2014, 2.9%
  to 10.9%                                                  9.8      10.6
Various, due 1994 to 1998, 7.5% to 10.5%                    1.2       2.0
                                                        -------   -------
Total debt                                                840.7     900.9
Less:  Amount due within one year                          90.0     108.7
       Unamortized discount                                 1.4       0.4
                                                        -------   -------
Total long-term debt                                    $ 749.3   $ 791.8
                                                        =======   =======

     At December 31, 1993, the Company had contractual bank credit lines which permit it to borrow up to $250 million. The interest rates may be floating or fixed and are based on domestic rates or the London Interbank Offered Rate ("LIBOR") at the option of the Company. At December 31, 1993, there were borrowings of $33.6 million under such commitments. The Company pays commitment fees ranging from 3 16 to 1 4 percent per annum on the unused portion of such commitments. No compensating balances are required under the terms of these credit arrangements.

     The Company also maintains a $100 million commercial paper program and had $50 million of commercial paper outstanding under this program at December 31, 1993. No compensating balances or commitment fees are required with this program.

     At December 31, 1993, $248.3 million of currently maturing notes have been classified as long-term because the Company intends to refinance these obligations for more than one year.

     The amounts of long-term debt maturing in 1995 through 1998, are:
$146.2 million, $72.2 million, $1.0 million and $1.0 million, respectively. The credit lines expire in 1994 and 1996. The Company expects to be able to extend such lines of credit.

     In September, 1993, the Company redeemed the entire issue of $95.8 million 7-1 4% split currency bonds (effective interest rate of 12.6%), originally due September, 1997, for $101.9 million. After related expenses and fees, this early debt retirement resulted in an after tax loss of $4.2 million, or $0.04 per share. This loss is reported separately as an extraordinary loss in the Consolidated Statements of Income. The proceeds for redemption came from seven to twelve year notes issued during 1993 with effective interest rates ranging from 5.8% to 6.9%.

     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At December 31, 1993, the Company had interest rate swap agreements with commercial banks in a total notional principal amount of $65 million. These interest rate swap agreements effectively guarantee the Company's interest on $65 million of its floating rate notes at fixed interest rates ranging between 5.9 percent and 9.8 percent. These interest rate swap agreements mature at the time the related notes mature in 1994. The Company has also entered into other interest rate swap agreements to take advantage of lower floating interest rates on some of its fixed rate debt. At December 31, 1993 the Company had these types of interest rate swap agreements with commercial and investment banks in a total notional principal amount of $125 million and an effective interest rate of approximately 5.8 percent. These interest rate swap agreements mature in 1996, while the related notes mature in 2003.

     The Company has also entered into foreign currency swap agreements to reduce the effect of changes in foreign exchange rates on its debt and investments denominated in foreign currencies. At December 31, 1993, the Company had agreements converting its Swiss franc and Canadian dollar denominated liabilities to U.S. dollar liabilities of $96.7 million and $38.1 million, respectively, at effective U.S. interest rates ranging between 12.1 percent and 12.4 percent. The agreements commit the Company to exchange $46.7 million for 116.7 million Swiss francs in 1994, $50.0 million for 138.2 million Swiss francs in 1995 and $38.1 million for 50 million Canadian dollars in 1995.

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate and foreign currency swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     Interest expense included $2.1 million, $2.6 million and $2.7 million for 1993, 1992 and 1991, respectively, relating to liabilities under capital lease agreements. Interest capitalized during periods of construction was not significant.

     At December 31, 1993, collateral of $72.3 million, consisting predominantly of equipment and real estate, was pledged under various long-term loan agreements.

     The fair value of the Company's debt, based upon discounting of future cash flows, did not vary materially from the carrying value of such debt as of December 31, 1993.
- ---------------------------------------------------------------------------

5.  Pension and Other Postretirement Plans
- ------------------------------------------

Company-sponsored defined benefit pension plans.

     Substantially all of the Company's employees are covered under various defined benefit pension plans sponsored and funded by the Company. Plans covering salaried employees provide pension benefits based on years of service and employees' compensation during the five years preceding retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. Plan assets are invested primarily in common stocks, corporate bonds and government securities.

     Net periodic pension cost for 1993, 1992 and 1991 included the following components:

(in millions)                                1993      1992      1991
                                            ------    ------    ------
Service cost-benefits earned during period $   7.7   $   7.3   $   4.6
Interest cost on projected benefit
  obligation                                  16.4      16.3      14.6
Actual return on assets                      (28.0)    (20.6)    (44.2)
Net amortization and deferral                 10.2       3.4      25.6
                                           -------   -------   -------
Total net periodic pension cost            $   6.3   $   6.4   $   0.6
                                           =======   =======   =======

     The principal economic assumptions used in the determination of net periodic pension cost include the following:

                                             1993      1992      1991
                                            ------    ------    ------
Discount rate                                 7.5%      8.0%      9.0%
Expected long-term rate of return on assets  10.0%     10.0%     10.0%
Rates of increase in compensation levels      5.0%      5.5%      7.0%

  The following table reconciles the pension plans' funded status to the amounts recognized in the Company's balance sheets as of December 31, 1993 and 1992:

(in millions)                  1993                       1992
                      -----------------------   ------------------------
                       Assets      Accumulated    Assets       Accumulated
                       Exceed       Benefits      Exceed        Benefits
                     Accumulated     Exceed     Accumulated      Exceed
                      Benefits       Assets      Benefits        Assets
                    ------------  ------------ ------------   ------------

Actuarial present
value of benefit
obligation (measured
as of September 30):
Vested benefit
 obligation           $(152.3)      $ (50.5)       $(142.1)       $ (43.6)
                      =======       =======        =======        =======


Accumulated benefit
 obligation            (153.4)        (52.6)        (144.2)         (46.1)
                      =======       =======        =======        =======
Projected benefit
 obligation            (177.5)        (55.9)        (167.7)         (48.8)
Plan assets at fair
 market value (measured
 as of September 30)    189.9          41.3          175.0           37.5
                      -------       -------        -------        -------
Plan assets in excess
 of (less than)
 projected benefit
 obligation              12.4         (14.6)           7.3          (11.3)
Unrecognized net asset
 at transition to SFAS
 No. 87                  (4.8)          -             (5.0)           -
Unrecognized prior
 service cost            19.0           6.2           18.2            5.3
Unrecognized net loss
 (gain)                  (3.2)          7.4            1.3            6.3
Additional liability
 required to recognize
 minimum liability        -           (10.6)           -             (8.1)
                      -------       -------        -------        -------
Prepaid (accrued) pension
 cost recognized on
 balance sheets       $  23.4       $ (11.6)       $  21.8        $  (7.8)
                      =======       =======        =======        =======

     The principal economic assumptions used in determining the above benefit obligations were: discount rates of 7.0 percent and 7.5 percent in 1993 and 1992, respectively, and rates of increase in future compensation levels of 4.5 percent and 5.0 percent, respectively.

Company-sponsored defined contribution plans

     Substantially all U.S. salaried employees, certain U.S. hourly employees and certain Australian and Canadian employees participate in voluntary, contributory defined contribution plans to which the Company makes partial matching contributions. Company contributions to these plans amounted to $8.1 million, $7.5 million and $11.3 million in 1993, 1992 and 1991 respectively.

Multi-employer pension plans

     The Company's subsidiaries participate in a number of multi-employer pension plans which provide benefits to certain unionized employee groups of the Company. Amounts contributed to the plans totaled $5.0 million, $5.3 million and $4.7 million in 1993, 1992 and 1991, respectively.

Postretirement benefits other than pensions

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, which among other items, required the Company to reflect in its financial statements estimates of future costs of medical and survivor benefits for certain retirees. Previously, the costs of the Company's retiree and survivor benefit programs were recognized in the financial statements on a cash accounting basis. The Company has elected to recognize this change in accounting on the immediate recognition basis. The cumulative effect of adopting this change in accounting principle was an increase in accrued postretirement costs of $38.7 million, a decrease in deferred tax liabilities of $14.7 million and a decrease in net income of $24.0 million ($0.22 per share).

     The Company provides a majority of U.S. retired employees and selected other employees in Canada certain life and health care benefits. Eligibility for these benefits varies with the employee's classification prior to retirement. Benefits are provided through insurance contracts or welfare trust funds. The insurance plans generally are financed by monthly insurance premiums which are based upon the prior year's experience. Benefits paid from a welfare trust are financed by monthly deposits which approximate the amount of current claims and expenses. Employees retiring after 1988 are generally required to pay the full cost of these benefits. The Company has the right to modify or terminate these benefits.
Net periodic postretirement cost for 1993 included the following components:


(in millions)                                                    1993
                                                                ------

Service cost-benefits earned during the period                 $   0.4
Interest cost on accumulated postretirement benefit obligation     2.9
                                                               -------
Net periodic postretirement cost                               $   3.3
                                                               =======

Net periodic postretirement benefit costs for 1992 and 1991 were $2.8 million and $2.6 million, respectively.

The Company's postretirement health care and life plans currently are not funded. The status of the plans at December 31, 1993 was as follows:

(in millions)

Actuarial present value of accumulated postretirement benefit obligation:
Retirees                                                       $  32.3
Fully eligible active plan participants                            1.1
Other active plan participants                                     4.3
                                                               -------
Total                                                             37.7
Plan assets at fair market value                                    --
                                                               -------
Accumulated postretirement benefit obligation in excess of
 plan assets                                                      37.7
Unrecognized net loss                                              1.1
Unrecognized prior service cost                                    1.7
                                                               -------
Accrued postretirement benefit cost                            $  40.5
                                                               =======

     The accumulated postretirement benefit obligation at December 31, 1993 was determined using a 7.0 percent discount rate and a 4.5 percent increase in compensation levels. The rate of increase in the per capita costs of covered health care benefits was assumed to be 10.3 percent in 1994, decreasing gradually to 5.0 percent by the year 2007 and thereafter. Increasing the assumed health care cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation at December 31, 1993 by $4.2 million and the net periodic postretirement cost for 1993 by $0.4 million.

Multiemployer postretirement medical and life insurance

     The Company's subsidiaries participate in a number of multiemployer plans which provide health care and survivor benefits to unionized employees during their working lives and after retirement. Portions of the benefit contributions, which cannot be disaggregated, related to postretirement benefits for plan participants. Total amounts charged against income and contributed to the plans (including benefit coverage during their working lives) amounted to $5.4 million in 1993.
- ---------------------------------------------------------------------------

6. Leases
- ---------

     At December 31, 1993, annual minimum rental payments under capital and operating leases that have initial noncancellable terms in excess of one year were as follows:

(in millions)                                  Capital       Operating
                                               Leases         Leases
                                             ----------     ----------
1994                                          $   4.3        $  47.0
1995                                              3.6           41.0
1996                                              2.7           35.5
1997                                              2.3           30.8
1998                                              2.3           27.2
Thereafter                                       21.1          116.3
                                              -------        -------
Total minimum lease payments                     36.3        $ 297.8
Less imputed interest                            16.9        =======
                                              -------
Present value of minimum lease payments       $  19.4
                                              =======

     Minimum payments under operating leases have not been reduced by $129.6 million of sublease rental income which is due in the future under noncancellable subleases.

     Total rent expense applicable to operating leases amounted to $29.0 million, $27.7 million and $28.9 million in 1993, 1992 and 1991, respectively. These amounts have been reduced by sublease rental income of $21.2 million, $21.6 million and $18.6 million, respectively. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses.
- ---------------------------------------------------------------------------

7.  ESOP Convertible First Preferred Stock (Series A)
- -----------------------------------------------------

    In January, 1989, the Company created an Employee Stock Ownership Plan
(ESOP) for substantially all of its U.S. salaried employees. The ESOP Trustee purchased $500 million of Whitman ESOP Convertible First Preferred Stock (Series A) (the "ESOP Preferred Stock"), with the proceeds of a $500 million note issued to the Company by the ESOP Trustee. Dividends on the ESOP Preferred Stock issued to the ESOP were cumulative at an annual rate of 7.75 percent per share from the date of original issue.

    On March 28, 1991, Whitman terminated its ESOP, effective January 1, 1991, in conjunction with its previously initiated restructuring plan and the Pet spinoff. On March 28, 1991, outstanding ESOP Preferred Stock allocated to Whitman employees totaled 170,060 shares and was exchanged for 3,098,324 shares of Whitman common stock. The termination of the ESOP resulted in the issuance of the 3,098,324 shares of Whitman common stock totaling $79.2 million and retirement of the outstanding note receivable from the ESOP Trustee in exchange for the unallocated ESOP Preferred Stock.
- ---------------------------------------------------------------------------

8. Stock Options and Shares Reserved
- ------------------------------------

     The Company's Stock Incentive Plan (the "Plan"), originally approved by shareholders in 1982 and subsequently amended from time to time, provides for granting incentive stock options, nonqualified stock options, related Alternate Stock Rights, Restricted Stock Awards, and Performance Awards or any combination of the foregoing. Incentive stock options and nonqualified stock options are exercisable during a ten-year period beginning six months to three years after the date of grant. Alternate Stock Rights have been granted with respect to certain nonqualified and incentive stock options. Options are granted at 100% of fair market value at date of grant. During 1991, the option price and shares outstanding were adjusted according to a formula to give effect to the spinoff of Pet Incorporated on April 1, 1991.

     Changes in options outstanding are summarized as follows:

                                                           Option Price
                                          Shares             per Share
                                        ----------      -------------------
Balance at January 1, 1991               1,821,996     $ 7.235 - $ 35.063
                                        ----------
  Granted                                1,724,600      11.750 -   13.668
  Adjustment for Pet stock distribution  1,281,777       5.062 -   15.474
  Exercised or surrendered for ASRs      (246,265)       7.235 -   23.313
  Recaptured or terminated               (788,247)      11.158 -   35.063
                                        ----------
Balance at December 31, 1991             3,793,861       5.062 -   15.474
                                        ----------
  Granted                                1,390,200      12.875 -   13.810
  Exercised or surrendered for ASRs       (95,431)       5.062 -   11.750
  Recaptured or terminated                (53,702)      10.288 -   15.474
                                        ----------
Balance at December 31, 1992             5,034,928       6.937 -   15.474
                                        ----------
  Granted                                  739,100      13.563
  Exercised or Surrendered for ASRs      (210,243)       8.440 -   14.453
  Recaptured or terminated                (18,618)      11.750 -   14.453
                                        ----------
Balance at December 31, 1993             5,545,167     $ 6.937 - $ 15.474
                                        ==========


     At December 31, 1993, 3,332,733 shares were exercisable and 7,290,376 shares were available for future grants.

     During 1993 and 1991, the Company granted 91,900 and 200,819 restricted shares of stock, respectively, to key members of management under the Plan. There were no grants of restricted stock in 1992. At December 31, 1993, there were 91,900 restricted shares of stock outstanding under the Plan.

     In addition to Common Stock options, there were 1,248,214 shares of common stock reserved at December 31, 1993 for issuance pursuant to the Company's Retirement Savings Plan.
- ---------------------------------------------------------------------------


9. Shareholder Rights Plan and Second Preferred Stock
- -----------------------------------------------------

     In 1989, the Company adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a Right ) for each outstanding share of common stock, without par value, of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Second Preferred Stock (Series
1), without par value, of the Company at a price of $120 per one one-hundredth of a share of such Second Preferred Stock, subject to adjustment. The Rights will become exercisable if someone buys 15 percent or more of the Company's common stock. In addition, if someone buys 15 percent or more of the Company's common stock, each right will entitle its holder (other than that buyer) to purchase a number of shares of the Company's common stock having a market value of twice the Right's $120 exercise price. If the Company is acquired in a merger, each Right will entitle its holder to purchase a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

     Prior to the acquisition of 15 percent or more of the Company's stock, the Rights can be redeemed by the Board of Directors for one cent per Right. The Company's Board of Directors is also authorized to increase the threshhold to not more than 20 percent. The Rights will expire on January 30, 1999. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the per-share earnings of the Company.

     The Company has 10 million authorized shares of Second Preferred
Stock. In January 1989, the Company's Board of Directors designated 2.5 million shares of the Second Preferred Stock as Junior Participating Second Preferred Stock (Series 1) in conjunction with the Shareholder Rights Plan. There was no Second Preferred Stock issued or outstanding during 1993 or 1992.
- ---------------------------------------------------------------------------

10. Supplemental Cash Flow Information
- --------------------------------------

     Net cash provided by operating activities reflects cash payments or cash receipts as follows:

(in millions)                                1993      1992      1991
                                            ------    ------    ------
Interest paid                              $  82.0   $  85.5   $ 139.8
Interest received                            (13.4)     (8.4)    (15.3)
Income taxes paid                             75.2      57.2      70.7


     Taxes paid include total federal income taxes paid. As a consequence of filing consolidated federal tax returns, it is impractical to distinguish between taxes relating to continuing and discontinued operations.

     The termination of the ESOP in March, 1991 resulted in the issuance of common stock and retirement of the outstanding note receivable from the ESOP trustee in exchange for the Company's convertible first preferred stock. The ESOP termination did not require the use of cash or any additional debt.

     In March, 1991, the Company declared a dividend payable in the common stock of Pet Incorporated on April 1, 1991. The dividend reduced the Company's retained earnings by $514.8 million. The dividend was in the form of common stock and did not require the use of cash or any additional debt.
- ---------------------------------------------------------------------------

11. Environmental and Other Contingencies
- -----------------------------------------

    The Company is subject to certain indemnification obligations under agreements with previously sold subsidiaries for potential environmental liabilities. There is significant uncertainty in assessing the Company's share of the potential liability for such claims. The assessment and determination for cleanup at these sites is inherently speculative, and the Company's share of such costs are subject to various factors, including possible insurance recoveries and allocations of any liabilities among many other potentially responsible and financially viable partners. While the ultimate liability cannot be ascertained, current information would suggest that the Company's potential exposure will not be material. Management believes, even before considering possible insurance recoveries, that it has made adequate provision for such potential liabilities.

    The Company also has other contingent liabilities from various pending claims and litigation on a number of matters, for which the ultimate liability for each claim, if any, cannot be determined. In the opinion of management, and based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures, and considering amounts already accrued, will not have a material effect on the Company's financial condition or the results of operations.
- ---------------------------------------------------------------------------

12. Segment Reporting
- ---------------------

     The Company is engaged in three distinct businesses:  Pepsi-Cola and other beverages; Midas automotive services; and Hussmann refrigeration systems and equipment.  Selected financial information related to the business segments is shown below:


                                          Sales & revenues              Operating profit             Identifiable assets
                                    ----------------------------  ----------------------------  ----------------------------
(in millions)                         1993      1992      1991      1993      1992      1991      1993      1992      1991
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Pepsi General                       $1,179.6  $1,111.2  $1,121.9  $  170.5  $  139.0  $  144.7  $  843.6  $  827.5  $  851.5
Midas                                  503.6     485.6     476.0      67.1      73.1      76.4     386.9     389.2     386.7
Hussmann                               846.5     791.2     795.4      83.6      76.8      66.1     487.4     471.5     469.1
Eliminations and other                  --        --        --        --        --        --       210.6     219.1     228.5
                                    --------  --------  --------  --------  --------  --------   -------  --------  --------
  Total before corporate
  administrative expenses           $2,529.7  $2,388.0  $2,393.3     321.2     288.9     287.2   1,928.5   1,907.3   1,935.8
                                    ========  ========  ========
Corporate administrative expenses                                    (15.9)    (14.5)    (15.4)
Total operating income                                               305.3     274.4     271.8
                                                                  --------  --------  --------
Interest expense, net                                                (83.4)    (88.7)   (114.2)
Other income (expense), net
  corporate assets                                                    (9.7)    (15.1)4.1      174.7    155.5     187.2
                                                                  --------  --------  --------  --------  --------  --------
Pretax income/total assets                                        $  212.2  $  170.6  $  161.7  $2,103.2  $2,062.8  $2,123.0
                                                                  ========  ========  ========  ========  ========  ========



                                  Depreciation
                                       and                 Capital
                                  amortization      investments
                              --------------------  --------------------
(in millions)                  1993   1992    1991   1993    1992   1991
                              ------ ------  ------ ------  ------ ------
Pepsi General                 $52.9  $ 52.0  $50.3  $ 45.0  $41.0  $ 36.1
Midas                          15.5    14.8   13.9    24.4   20.5    21.0
Hussmann                       16.5    17.2   17.1    19.2   17.3    14.3
Eliminations & others          10.6     9.5    5.3     0.1    0.4     7.8
                              ------ ------  ------ ------  ------ ------
  Total before corporate
  administrative expenses     $95.5  $ 93.5  $86.6  $ 88.7  $79.2  $ 79.2
                              ====== ======  ====== ======  ====== ======

Selected geographical information is presented below:
                                         Sales and revenues             Operating profit             Identifiable assets
                                    ----------------------------  ----------------------------  ----------------------------
(in millions)                         1993      1992      1991      1993      1992      1991      1993      1992      1991
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
United States                       $2,142.2  $2,002.3  $1,982.3  $  292.4  $  262.8  $  263.6  $1,613.9  $1,616.0  $1,619.1
Foreign                                442.7     406.2     422.6      28.8      26.1      23.6     314.6     291.3     316.7
Eliminations                           (55.2)    (20.5)    (11.6)     --        --        --        --        --        --
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
  Total before corporate
  expenses/assets                   $2,529.7  $2,388.0  $2,393.3  $  321.2  $  288.9  $  287.2  $1,928.5  $1,907.3  $1,935.8
                                    ========  ========  ========  ========  ========  ========  ========  ========  ========


     Equity in net income and net assets of the Company's continuing foreign operations amounted to $15.5 million and $157.2 million, respectively, in 1993, $13.6 million and $158.2 million in 1992, and $16.1 million and $150.6 million in 1991.

     Operating profit is reported exclusive of net interest expense, corporate administrative expenses, equity in net income of affiliates,
other miscellaneous income and expense items, and income taxes.    Foreign
currency gains or losses were not significant. Sales between operating segments and between geographical areas were not significant. Export sales, sales to any single customer and sales to domestic or foreign governments were each less than ten percent of consolidated sales and revenues.

     Corporate assets are principally cash or cash equivalents, investments, and furniture and fixtures.
- ---------------------------------------------------------------------------



13. Selected Quarterly Financial Data (unaudited)
- -------------------------------------------------


(in millions, except        First    Second     Third    Fourth    Full
 per-share data)          Quarter    Quarter   Quarter   Quarter    Year
                          --------  --------  --------  --------  --------
1993:
- -----
From continuing
 operations:
Sales                    $  522.5  $  634.7  $  703.7  $  668.8  $2,529.7
Gross profit                183.0     233.7     255.5     232.5     904.7
Income from continuing
 operations                   8.4      29.1      39.8      29.1     106.4
Income (loss) per share:
Continuing operations    $   0.08  $   0.27  $   0.37  $   0.27  $   0.99
Net income               $  (0.14) $   0.27  $   0.33  $   0.27  $   0.73

1992:
- -----
From continuing
 operations:
Sales                    $  497.8  $  609.2  $  662.6  $  618.4  $2,388.0
Gross profit                176.0     215.7     235.8     214.9     842.4
Income from continuing
 operations                   5.3      25.4      35.0      26.4      92.1
Income per share:
Continuing operations    $   0.05  $   0.24  $   0.33  $   0.25  $   0.86
Net income               $   0.05  $   0.24  $   0.03  $   0.25  $   0.56


     The earnings per share may not be additive due to changes in average shares outstanding during the periods or rounding.
- ---------------------------------------------------------------------------

                     STATEMENT OF FINANCIAL RESPONSIBILITY

     The consolidated financial statements of Whitman Corporation and subsidiaries have been prepared by management which is responsible for their integrity and content. These statements have been prepared in accordance with generally accepted accounting principles and include amounts which reflect certain estimates and judgments by management.

     The Board of Directors, acting through the Audit Committee of the Board, has responsibility for determining that management fulfills its duties in connection with the preparation of these consolidated financial statements. The Audit Committee meets periodically and privately with the Independent Auditors and with the internal auditors to review matters relating to the quality of the financial reporting of the Company, the related internal controls and the scope and results of audit examinations. The Committee also meets with management and the internal audit staff to review the affairs of the Company.

     To meet management's responsibility for the fair and objective reporting of the results of operations and financial condition, the Company maintains systems of internal controls and procedures to provide reasonable assurance of the reliability of its accounting records. These systems include written policies and procedures, a substantial program of internal audit and the careful selection and training of its financial staff.

     The Company's Independent Auditors, KPMG Peat Marwick, are engaged to audit the consolidated financial statements of the Company and to issue their report thereon.  Their audit has been made in accordance with generally accepted auditing standards.  Their report follows.
- ---------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF WHITMAN CORPORATION:

         We have audited the accompanying consolidated balance sheets of Whitman Corporation and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whitman Corporation and Subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

         As discussed in Note 5 to the Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.

KPMG Peat Marwick
Chicago, Illinois
January 13, 1994
- ---------------------------------------------------------------------------


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Liquidity and Capital Resources
- -------------------------------

        In 1993, the Company continued to strengthen its financial condition by refinancing a portion of its debt at substantially lower interest rates and by reducing its debt levels. The Company repaid $430.8 million of debt (carrying an average interest cost of 10.8%) from cash provided by operating activities and proceeds from $263.3 million of long-term debt issued during 1993 at an average interest cost of 6.2%. In addition, the Company borrowed $83.6 million under its contractual bank credit lines and commercial paper programs at an average effective interest rate of 3.6%.
As a result of the Company's strong cash flows, the Company's total debt declined $61.2 million to $839.3 million and the Company's long-term debt-to-capital ratio improved to 52.1 percent at the end of 1993, down from
55.3 percent as of December 31, 1992.

        In spite of the reduction in debt levels, the Company continued to invest in its future growth and in its efforts to increase productivity. Capital spending amounted to $88.7 million in 1993, up 12.0 percent from 1992, and excluded approximately $10 million of capital equipment which was financed through operating leases. Capital spending for 1994 currently is expected to exceed 1993 levels by a significant margin.

        The Company has $338 million of debt that comes due in 1994. It currently is planned that the Company will use a portion of its anticipated free cash flow to pay down debt. The remainder is expected to be refinanced, and on February 3, 1994, the Company issued $100 million of 6-1 2 percent, 12-year notes, due 2006. It is anticipated that the Company will issue additional debt as existing debt matures or as market conditions warrant.

        The Company believes with its strong free cash flow, its outlook for continued earnings improvements, its existing and available lines of credit and with the potential for additional debt or equity offerings, that it will have sufficient resources to fund its future growth, including capital expenditures and possible acquisitions.

Operating Results:
- ------------------
1993 compared with 1992
- -----------------------

         Sales and revenues increased by $141.7 million, or 5.9 percent, to $2,529.7 million in 1993.

         Pepsi General's revenues increased $68.4 million, or 6.2 percent, over 1992. The increase principally reflected higher case volume, up 4.4 percent, and included growth in not only the core Pepsi brands, but in new products, such as All Sport, Lipton Teas and Ocean Spray. The average net selling price per case improved by approximately one percent with the remainder of the revenue increase principally reflecting improved product mix.

         Midas' revenues increased by $18.0 million to $503.6 million. Midas' domestic revenues were up 4 percent over those of 1992, in spite of a 52-week year in 1993 compared with a 53-week year in 1992, and principally reflected increased retail and wholesale sales during the latter part of 1993. Foreign revenues were up 3 percent over 1992 with growth in Europe being offset in part by lower revenues in Canada and Australia, which continued to experience recessionary conditions.

         Hussmann's revenues increased $55.3 million, or 7.0 percent, to $846.5 million, with the improvement principally reflecting the benefits of improved demand for Hussmann's products throughout the world.

         Gross profit margins improved for the third straight year after the spin-off of Pet, increasing from 35.3 percent in 1992 to 35.8 percent in 1993. This margin improvement reflected the benefits of lower ingredient costs, some modest price improvement and improved volumes at Pepsi General. The improvement was offset by modestly lower profit margins at Midas and Hussmann, where the inability to increase prices to offset increased costs depressed margins.

     Selling, general and administrative expenses increased 5.7 percent to $582.3 million, compared with a 5.9 percent increase in sales. As a result, such expenses declined modestly as a percentage of sales from 23.1 percent in 1992 to 23.0 percent in 1993. Such expenses increased at all subsidiaries, and generally reflected the effects of inflationary increases in costs, with the most significant increase being reported by Midas, where the increase reflected, among other items, an increase in the number of company-owned shops, particularly in Europe, as well as expenses associated with restructurings in the U.S. and shop closings in Australia.

         Amortization expense did not change significantly.

         As a result of the improved sales and revenues, as well as improved gross profit margins, operating income increased by $30.9 million, an 11.3 percent improvement, over 1992.

         Pepsi General's operating income increased by 22.7 percent to $170.5 million in 1993. The sharply improved results reflected the benefits of higher volume, due in part to more favorable weather conditions in 1993, lower ingredient and can costs and a modest improvement in pricing.
Operating margins improved by 2 full percentage points to 14.5 percent.

         Midas' operating earnings in 1993 declined $6.0 million to $67.1 million. Midas' U.S. operating results were $2.8 million below 1992 and reflected, among other items, restructuring charges in the U.S., the continuing recessionary conditions in the Northeast and in Southern California, as well as the inability to raise prices to offset material and wage increases. Midas' foreign operations were down $3.2 million, principally in Australia and Canada, reflecting weak economic conditions in those countries plus the expenses associated with the closing of a number of shops in Australia, which more than offset improved results in Europe.

         Hussmann reported record earnings of $83.6 million, up 8.9 percent over the previous record of $76.8 million in 1992. The improved performance reflected the benefits of improved volumes throughout their operations and the benefits of continued emphasis on cost controls.

         Interest expense declined by $1.5 million to $96.2 million. The reduction reflected the effects of lower interest rates. Average debt levels increased during 1993 as the Company issued debt in advance of repayments to take advantage of favorable conditions.

         Interest income increased by $3.8 million to $12.8 million. The additional income was principally the result of higher levels of temporarily investable funds from proceeds of debt issued in advance of repayment requirements.

         Other expense declined by $5.4 million in 1993, with the reduction principally reflecting gains from asset sales.

1992 compared with 1991
- -----------------------

         Sales and revenues for the year 1992 totaled $2,388.0 million, down $5.3 million, or 0.2 percent, from 1991.

         Pepsi General revenues declined by $10.7 million, or 1.0 percent, to $1,111.2 million. The reduction reflected 1992 being a 52-week year, compared with a 53-week year in 1991. Unit volume, adjusted to exclude the extra week in 1991, increased by 1.0 percent. The average net selling price per case remained unchanged from 1991, and continued to reflect extremely competitive conditions.

         Midas' revenues increased by $9.6 million, or 2.0 percent, to $485.6 million. The growth in revenues was principally in their European operations, reflecting improved demand and the expansion of the number of shops. The growth in revenues in Europe was offset, in part, by lower revenues in Canada, reflecting the continuing depressed economy, while revenues in the U.S. were essentially flat with those of 1991.

         Hussmann's revenues of $791.2 million were $4.2 million, or 0.5 percent, below those of 1991. If adjusted, however, for operations sold or disposed of during 1992, revenues would be 1.1 percent higher than 1991. This adjusted increase reflected the benefits of modest price increases and improved industry demand, offset in part by the adverse affects of foreign currency fluctuations.

         Gross profit margins improved from 35.0 percent in 1991 to 35.3 percent in 1992. This improvement principally reflected continuing tight cost controls. Margins improved slightly at Pepsi General, where lower ingredient costs and improved productivity more than offset higher concentrate and labor costs. Margins improved also at Hussmann due to tight cost controls. Midas' margins declined, as strong competitive pressures did not permit Midas to raise prices sufficiently to offset higher costs.

         Selling, general and administrative expenses increased by only $2.3 million, or 0.4 percent. Such expenses increased at Pepsi General, due, in part to higher bad debt write-offs and expenses related to productivity programs. Midas' expenses were essentially flat with those of 1991, while Hussmann's expenses were down by $4.7 million, with both subsidiaries obtaining benefits from on-going cost reduction programs.

         Amortization expense remained essentially unchanged.

         Operating income increased to $274.4 million in 1992, compared with $271.8 million in 1991.

         Pepsi General's operating income declined by $5.7 million to $139.0 million in 1992. The lower earnings principally reflected the 52-week year in 1992, compared with the 53-week year in 1991, as well as some unusually large write-offs of bad debts. Operating margins declined to 12.5 percent compared with 12.9 percent in 1991, primarily reflecting slightly lower sales and higher S,G&A costs.

         Midas' operating earnings declined by $3.3 million to $73.1 million. The reduction in earnings was in their U.S. and Canadian operations, and reflected continuing weak economic conditions and lower earnings from company-owned shops. These unfavorable results more than offset strong earnings improvements in Europe.

         Hussmann's operating income rose sharply to $76.8 million, up 16.2 percent over 1991. The strong improvement was in spite of lower revenues and was due to, among other factors, the on-going benefits of Hussmann's cost reduction and productivity improvement programs.

         Interest expense declined by $30.9 million. This reduction reflected a full-year's benefit of the reduction in debt. The Company received nearly $600 million on April 1, 1991 from the Pet spin-off which was used, along with free cash flow, to pay down debt over a period of time as debt came due. The lower expense also reflected the benefits of lower interest rates.

         Interest income was reduced by $5.4 million to $9.0 million, and also reflected the effects of lower interest rates, as well as lower levels of investable funds during 1992.

         Other income, expense net was a net cost of $15.1 million in 1992, an unfavorable variance of $19.2 million when compared with 1991. This variance, to a substantial degree, was due to the recording of lower gains on asset sales in 1992 compared with 1991.

Environmental Matters
- ---------------------

         The Company is involved, directly or as a possible indemnitor, in a number of environmental proceedings and claims. The Company continues to actively investigate such matters in an attempt to evaluate the Company's exposure to each claim. In many instances, many other major corporations have also been identified as potentially responsible parties. As discussed in Note 11 to the consolidated financial statements, the Company believes that it has made adequate provision for such potential liabilities, excluding consideration of possible insurance recoveries.  However, it is not possible at this time to determine what the Company's ultimate liability on these claims may be.
- ---------------------------------------------------------------------------

Whitman Corporation and Subsidiaries
Securities Data
- ---------------

     The common stock of the Company is listed on the New York, Chicago and Pacific stock exchanges. The table below sets forth the reported high and low sales prices as reported by THE WALL STREET JOURNAL on the Whitman common stock and indicates the Whitman dividends for each quarterly period for the years 1993 and 1992.

                                                      Common
                                           -----------------------------
                                             High       Low    Dividend
                                           --------  --------  --------
1993:
1st quarter                                $ 15.375  $ 13.875  $  0.065
2nd quarter                                  15.000    12.750     0.075
3rd quarter                                  15.500    13.250     0.075
4th quarter                                  17.000    14.875     0.075
1992:
1st quarter                                $ 16.375  $ 12.750  $  0.060
2nd quarter                                  15.000    12.500     0.065
3rd quarter                                  13.875    12.250     0.065
4th quarter                                  15.250    12.250     0.065
- ---------------------------------------------------------------------------


Six-Year Summary of Operations
For the years ended December 31
 (dollars in millions except per share)                               1993      1992      1991      1990      1989      1988
                                                                    --------  --------  --------  --------  --------  --------
Operating Results:
Sales and revenues:
  Pepsi General                                                    $ 1,179.6 $ 1,111.2 $ 1,121.9 $ 1,041.2 $   961.4 $   900.0
  Midas                                                                503.6     485.6     476.0     476.4     433.7     394.8
  Hussmann                                                             846.5     791.2     795.4     787.4     788.9     728.2
                                                                    --------  --------  --------  --------  --------  --------
    Total                                                          $ 2,529.7 $ 2,388.0 $ 2,393.3 $ 2,305.0 $ 2,184.0 $ 2,023.0
                                                                    ========  ========  ========  ========  ========  ========
Operating income:
  Pepsi General                                                    $   170.5 $   139.0 $   144.7 $   117.5 $   108.1 $   118.9
  Midas                                                                 67.1      73.1      76.4      66.7      68.0      63.4
  Hussmann                                                              83.6      76.8      66.1      35.2      60.6      58.5
  Corporate administrative expenses                                    (15.9)    (14.5)    (15.4)   (157.8)    (26.3)    (12.8)
                                                                    --------  --------  --------  --------  --------  --------
    Total operating income                                             305.3     274.4     271.8      61.6     210.4     228.0
Interest expense, net                                                  (83.4)    (88.7)   (114.2)    (96.2)    (84.7)   (107.5)
Other income (expense), net                                             (9.7)    (15.1)      4.1      (4.4)     21.1      (2.0)
                                                                    --------  --------  --------  --------  --------  --------
    Income (loss) before income taxes                                  212.2     170.6     161.7     (39.0)    146.8     118.5
Income tax provision (benefit)                                          90.7      68.5      70.3     (17.9)     50.9      52.5
Minority Interest                                                       15.1      10.0      11.0      10.2      10.3      13.6
                                                                    --------  --------  --------  --------  --------  --------
Income (loss) from continuing operations                               106.4      92.1      80.4     (31.3)     85.6      52.4
Income (loss) from discontinued operations                               --       (32.3)     17.2      50.6     105.1     157.4
Extraordinary loss on early debt retirement                             (4.2)     --        --        --        --        --
Cumulative effect of changes in accounting principle                   (24.0)     --        --        --        --        23.7
                                                                    --------  --------  --------  --------  --------  --------
Net income                                                              78.2      59.8      97.6      19.3     190.7     233.5
Preferred dividends requirement                                          --        --        --        38.6      36.6      --
                                                                    --------  --------  --------  --------  --------  --------
Income (loss) applicable to common stock                            $   78.2 $    59.8 $    97.6 $   (19.3) $  154.1 $   233.5
                                                                    ========  ========  ========  ========  ========  ========
Net Income (Loss) Per Share:
  From continuing operations                                        $   0.99  $   0.86  $   0.76  $  (0.68) $   0.48  $   0.49
  From discontinued operations                                           --      (0.30)     0.16      0.49      1.02      1.48
  Extraordinary loss on early debt retirement                          (0.04)      --        --        --        --        --
  Cumulative effect of change in accounting principle                  (0.22)      --        --        --        --       0.22
                                                                    --------  --------  --------  --------  --------  --------
    Net income (loss)                                               $   0.73  $   0.56  $   0.92  $  (0.19) $   1.50  $   2.19
                                                                    ========  ========  ========  ========  ========  ========

Average shares (in millions)                                           107.5     107.2     105.9     102.8     102.6     106.7
                                                                    ========  ========  ========  ========  ========  ========
Cash dividends per common share                                     $   0.29  $  0.255  $  0.445  $   1.05  $  1.005  $   0.94
                                                                    ========  ========  ========  ========  ========  ========
Other Statistics:
Total assets                                                        $ 2,103.2 $ 2,062.8 $ 2,123.0 $ 3,347.3 $ 3,334.6 $ 3,039.6
Long-term debt                                                      $   749.3 $   791.8 $   895.9 $ 1,643.4 $ 1,655.9 $ 1,350.8
Capital investments                                                 $    88.7 $    79.2 $    79.2 $    96.4 $   117.6 $   117.1
Depreciation and amortization                                       $    95.5 $    93.5 $    86.6 $    84.3 $    76.2 $    68.0
Number of employees at December 31                                     14,868    14,374    14,703    15,129    15,165    15,099
